PLANET FITNESS, INC.

26 Fox Run Road

Newington, NH 03801

September 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Donald E. Field
Justin Dobbie

Re:	Planet Fitness, Inc.

    Registration Statement on Form S-3 (File No. 333- 213417)

    Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Planet Fitness, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 213417) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on September 9, 2016, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness of the Registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Thomas Fraser of Ropes & Gray LLP, counsel to the Company, at (617) 951-7063 as soon as the Registration Statement has been declared effective.

U.S. Securities and Exchange Commission

Very truly yours,

PLANET FITNESS, INC.

By:	/s/ Chris Rondeau
Chris Rondeau
Chief Executive Officer